UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

Or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 000-18516
A.  FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
ARTESIAN 401(K) RETIREMENT PLAN
B.  NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
ARTESIAN RESOURCES CORPORATION
664 CHURCHMANS ROAD
NEWARK, DE 19702

EXPLANATORY NOTE
This Amendment No. 1 on Form 11-K/A (the “Form 11-K/A”) is being filed by the Artesian 401(k) Retirement Plan to amend its Annual Report on Form 11-K for the fiscal year ended December 31, 2025, as originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 25, 2026 (the “Form 11-K”).  This Form 11-K/A is being filed for the sole purpose of updating the Report of Independent Registered Public Accounting Firm (“Report”). The Report included in the original filing inadvertently referenced auditing standards generally accepted in the United States of America ("GAAS") instead of the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), as required for Form 11-K filings with the SEC.  The Consent of Independent Registered Public Accounting Firm (Exhibit 23.1) was also updated to reflect the filing type as Form 11-K/A and the office of such firm.  No other changes have been made to the financial plan statements, exhibits, supplemental schedules or other information previously filed on the Form 11-K.

Artesian 401(k) Retirement Plan
Financial Statements and Supplemental Information
December 31, 2025

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	4

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2025 and December 31, 2024	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	6
Notes to the Financial Statements	7 - 15

Supplemental Information

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	17

Signatures	18
Exhibit Index	19

Consent of BDO USA, P.C.

Other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants
Artesian 401(k) Retirement Plan
Newark, Delaware

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Artesian 401(k) Retirement Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2010.

Wilmington, Delaware
June 25, 2026

Artesian 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
As of December 31, 2025 and December 31, 2024

	December 31,	December 31,
	2025	2024
ASSETS
Cash and cash equivalents	$1,037	$ ---

Investments, at fair value
Artesian Resources Corp. Class A non-voting common stock	2,666,229	4,317,229
Common collective trust	2,130,992	3,033,677
Pooled separate accounts	26,665,290	24,805,340
Mutual funds	48,648,003	46,949,928

Total investments, at fair value	80,110,514	79,106,174

Participants' notes receivable	209,625	218,218
Dividends receivable	---	---

Contributions receivable
Employer	---	140,034
Participants	---	---

Total contributions receivable	---	140,034

NET ASSETS AVAILABLE FOR BENEFITS	$80,321,176	$79,464,426

The accompanying notes are an integral part of the financial statements.

Artesian 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net investment income
Artesian Resources Corp. Class A non-voting common stock dividends	$163,203
Dividend income from other investments	2,383,582
Net appreciation in fair value of investments	9,053,187

Total net investment income	11,599,972

Interest income from participants' notes receivable	12,630

Contributions
Employer contributions	1,321,448
Participant contributions	2,372,905
Rollovers	142,443
Total contributions	3,836,796

Total additions	15,449,398

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Participant distributions	14,559,187
Fees	33,461
Total deductions	14,592,648

NET INCREASE	856,750

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	79,464,426

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$80,321,176

The accompanying notes are an integral part of the financial statements.

Artesian 401(k) Retirement Plan
Notes to the Financial Statements

Note A - Description of the Plan
1.	General

Effective July 1, 1984, Artesian Resources Corporation (the "Company" or "Plan Sponsor" or "Employer") established the Artesian 401(k) Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Pursuant to Internal Revenue Code (“IRC”) Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits.

The Plan is administered by an Administrative Committee, which consists of six members appointed by the Company's Board of Directors. Empower Trust Company, LLC (“Empower”) serves as a Directed Trustee and CAPTRUST serves as a Section 3(21) Co-Fiduciary with regard to investments.  The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

2.	Participation and Vesting

U.S. based employees age 18 and over are eligible for Plan participation on their date of hire except for leased, seasonal and certain temporary employees. Employees may elect to make tax-deductible contributions up to the IRC limitation, including "catch-up" contributions for participants age 50 and older and “super catch-up” contributions for participants who are age 60 to 63. Participants are also able to designate part or all of their contributions as Roth 401(k) contributions, which are made on an after-tax basis. For every dollar an employee contributes up to 6% of compensation, the Company will provide a 50% matching contribution. In each Plan year, the Company may make discretionary quarterly and annual contributions to the Plan for all employees eligible to participate in the Plan. The Company made discretionary quarterly contributions to the Plan equal to 2% of quarterly compensation for each of the four quarters of 2025.

The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan. The service contributions that are continued under the current Plan and vesting guidelines for the participants receiving the service contributions are as follows:

●Only employees as of April 26, 1994 are eligible for participation in the service contribution.

●A 6% service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each participant’s quarterly compensation.

●Service contributions and the associated earnings originally vested over a graded period of service, but are now fully vested for all active participants.

The total matching, discretionary and service contributions in 2025 were approximately $735,000, $519,000 and $190,000, respectively.

The Company's Board of Directors, at its sole discretion, may make a Special Discretionary Stock Contribution to the Plan. A Special Discretionary Stock Contribution was not made for 2025 and has not been made since 2007.

The trust maintains separate accounts for each participant in the Plan. These accounts are credited with the participants' contributions and Plan earnings and may be charged with certain administrative expenses. Participant contributions, and the related earnings, are fully vested.  Company contributions, and the related earnings, vest as follows:

Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

2.	Participation and Vesting (Continued)

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

Any forfeitures of non-vested contributions may be offset against Company contributions or Plan administration expenses. For the year ended December 31, 2025, forfeited non-vested accounts were approximately $75,000 and approximately $123,000 was applied to reduce the Plan Sponsor’s contribution obligations.  For the year ended December 31, 2024, forfeited non-vested accounts were approximately $194,000 and approximately $150,000 was applied to reduce the Plan Sponsor’s contribution obligations.

3.	Investment Elections

Participants direct the investment of all assets in their accounts as permitted under Section 404(c) of ERISA, except to the extent that investment direction is not provided, in which case the Qualified Default Investment Alternative (“QDIA”) is utilized.

Participants may allocate contributions among the various investment options, including the Company's Class A non-voting common stock.

The Plan has an automatic enrollment feature for newly hired and/or rehired employees to help employees save for retirement by reducing their compensation automatically with an initial pre-tax contribution of eligible compensation, as defined in the Plan document. The initial pre-tax contribution rate of the automatic enrollment feature is 6%. This amount is deemed as the Participant's Employee Savings Contribution election if the Participant does not elect to defer a greater or lesser percentage of compensation or elects to receive cash in lieu of making any Employee Savings Contribution, within 90 days after employment.  Any automatic deferral contributions made and any corresponding matching contributions are placed in a default investment fund as selected by the Administrative Committee, and Participants may modify the investment allocation of these contributions in the same manner as any other Plan contributions. Employees may elect to opt out from participating in the Plan, or they may elect to defer more or less than the 6% default contribution as well as choose their own investment elections offered in multiples of 1% with a minimum investment of 1% in any selected investment.

Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

4.	Participants' Notes Receivable

Participants may borrow from the Plan under the following guidelines:

●A participant may borrow from the Plan only on account of hardship, for one of the 401(k) safe harbor hardship distribution reasons described in the applicable Federal Treasury regulations.

●A participant may borrow as much as 50% of his or her vested account balance, subject to certain minimum and maximum limitations as defined in the Plan.

●Loans are repaid over a period not to exceed five years, unless the loan is to buy, build, or substantially rehabilitate the borrower's principal residence.

●The participant's account balance is secured as collateral when the loan is executed. If a participant defaults on a loan, the loan is treated as a distribution from the Plan to the participant.

●Interest rates on loans are prime plus 1% at the date of the loan. Interest rates on outstanding balances ranged from 4.25% to 9.50% as of December 31, 2025.

●As loans are repaid to the Plan, the total payment, principal plus interest, is credited back to the participant's account.

5.	Benefits

Participants are entitled to a benefit payment equal to the vested amount credited to their accounts upon retirement, upon permanent disability, at age 59 ½, in the case of certain financial hardships outlined in the Plan document, or upon termination of employment or death.  In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. The normal form of distribution under the Plan is a single lump sum distribution in cash or stock.  Alternate forms of distributions include installment payments over the life expectancy of a participant and/or beneficiary and periodic distributions at any time, including after the start of any installment payments.

The Plan allows participants who take hardship distributions to continue to make employee pre-tax salary deferral and employee after-tax Roth contributions to the Plan.

6.	Plan Termination

Although it has not expressed the intent to do so, the Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants, and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

7.	Administrative Expenses

Administrative expenses are billed as a per participant fee and paid directly by the Employer for active employees. Individual participant fees such as loan and distribution fees are charged to participant accounts. Former employee participant accounts are charged the administrative participant fee plus all individual participant fees. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

8.	SECURE 2.0 Act

The SECURE 2.0 Act was signed into law as part of the Consolidated Appropriations Act, 2023. The SECURE 2.0 Act contained required and optional provisions aimed at improving coverage and savings with effective dates ranging from immediate to 2024 and beyond. Principal areas of The SECURE 2.0 Act addressed participant saving assistance, required minimum distributions (RMD), catch-up contributions and lost participants. There are provisions which are currently part of the Plan design, including the provisions designed to assist with participant savings, automatic enrollment, and the RMD provisions required for 2023, which have already been adopted by the Plan. Additional provisions of the SECURE 2.0 Act will be evaluated and implemented in accordance with future regulations and guidance and the Plan will be amended as applicable. The Plan will be amended prior to December 31, 2026 for the SECURE 2.0 Act, unless an extension of time is provided by the IRS.

Note B - Significant Accounting Policies

1.	Basis of Accounting

The Plan's financial statements are presented using the accrual method of accounting in conformity with generally accepted accounting principles.

2.	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and changes therein.  Actual results could differ from those estimates.

Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note B - Significant Accounting Policies (Continued)

3.	Investment Valuation and Income Recognition

Plan assets held in mutual funds (shares of registered investment companies) and the Company's Class A non-voting common stock are unsecured and are traded on national securities exchanges.  Mutual funds and common stock are valued at quoted market prices at December 31, 2025 and 2024.

Plan assets held in a common collective trust are unsecured and are valued at net asset value (“NAV”).  The common collective trusts represent investments in the T. Rowe Price Stable Value Fund.  NAV is determined by T. Rowe Price based on the fair value of the underlying securities held by the common collective trust.  Plan assets invested in pooled separate accounts are valued by Empower Annuity Insurance Company (EAIC) at a per unit price based on the value of the underlying investments.

In accordance with the policy of stating investments at fair value, net unrealized appreciation for the year is included in the statement of changes in net assets available for benefits and includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

4.	Participants' Notes Receivable

Participant loans are classified as participants' notes receivable, and are measured at the unpaid principal balance plus unpaid accrued interest. The Plan classifies loans in default for various events, including failure to pay timely installments. Defaulted loans are deemed distributed and recorded as benefits paid to participants in the statement of changes in net assets available for benefits. In 2025, no amounts were recorded as deemed distributions.

5.	Contributions

Participant contributions and related employer contributions are recorded in the period that the compensation is paid to the participant.

6.	Benefit Payments and Participant Distributions

Benefit payments to participants are recorded upon distribution.

7.	Income Taxes

Effective December 15, 2021, the Company restated the Plan Document utilizing the Ft. William Volume Submitter Adoption Agreement including custom language.  The custom language changes did not convert the Plan Document into an individually designed plan, however, the Company requested an updated favorable determination letter from the Internal Revenue Service “IRS” regarding the qualified status of the Plan.  A favorable determination letter was received from the IRS on September 1, 2022.  No provision for income taxes has been included in the financial statements.

The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2025, no uncertain tax positions are taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, currently no audits are in progress for any tax periods.

Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note B - Significant Accounting Policies (Continued)

8.	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less.

Note C – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Several factors, including economic influences and inflation trends have led to extreme volatility in financial markets and have affected, and may continue to affect, the market price of Artesian Resources Corporation’s Class A non-voting common stock and other Plan investments.  While the potential impact brought by, and the duration of, these factors may be difficult to assess or predict, they could result in significant disruption of global financial markets. The extent to which these factors impact the financial markets will depend on future developments that are highly uncertain and cannot be predicted.

Note D – Investments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, defined fair value, established a framework for using fair value to measure assets and liabilities, and expanded disclosures about fair value measurements. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:
  Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access;
  Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in non-active markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
  Level 3: inputs that are unobservable and significant to the fair value measurement

Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note D – Investments (Continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	Investments at Fair Value as of December 31, 2025
	Level 1		Level 2		Level 3	Total

Mutual Funds	$48,648,003	$	---	$	---	$48,648,003

Pooled Separate Accounts	---		26,665,290		---	26,665,290

Artesian Resources Corporation Class A non-voting common stock	2,666,229		---		---	2,666,229

Total investments in the fair value hierarchy	51,314,232		26,665,290		---	77,979,522

Common collective trust*	---		---		---	2,130,992

Total investments, at fair value	$51,314,232		$26,665,290	$	---	$80,110,514

	Investments at Fair Value as of December 31, 2024
	Level 1		Level 2		Level 3	Total

Mutual Funds	$46,949,928	$	---	$	---	$46,949,928

Pooled Separate Accounts	---		24,805,340		---	24,805,340

Artesian Resources Corporation Class A non-voting common stock	4,317,229		---		---	4,317,229

Total investments in the fair value hierarchy	51,267,157		24,805,340		---	76,072,497

Common collective trust*	---		---		---	3,033,677

Total investments, at fair value	$51,267,157		$24,805,340	$	---	$79,106,174

* Certain investments for which fair value is measured using the NAV per share as the practical expedient have not been categorized within the fair value hierarchy.  The fair value amounts presented in this table are intended to reconcile the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note D – Investments (Continued)

The following is a description of the valuation methodologies for the Plan assets measured at fair value.

Mutual Funds – This class consists of publicly traded mutual funds. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted daily on the exchange where the fund is traded and therefore classified as a Level 1 investment.

Pooled Separate Accounts (PSAs) – This class consists of insurance company separate accounts whose investors include only qualified retirement plans and certain governmental retirement plans.  The value of each pooled separate account is determined at the close of each business day based on the fair value of the underlying assets, which can consist of a single mutual fund or multiple securities. The value of the account is expressed in units or unit value. The unit value is the dollar value of one unit and is determined at the close of each business day by dividing the fair value of the entire account by the total number of units in the account.  Contributions to the account increase the number of units. Withdrawals from the account decrease the number of units. The increase or decrease in number of units is determined by dividing the amount of the contribution or withdrawal by the unit value for the day the transaction is made. The value of the participant’s account on any date is determined by multiplying the number of units held by the unit value at the close of the business day.  The PSAs held by the Plan provide for daily redemptions by the Plan at reported unit value with no advance requirement. The Plan is permitted to redeem investment units at unit value on the measurement date. The PSAs have various investment objectives depending on the investment strategy of the accounts as provided and available to the plan participants through a variety of participant communications. The PSAs are valued as a Level 2 investment.

Artesian Common Stock –This class consists of Artesian Common Stock Class A non-voting shares and is valued at the quoted market price from a national securities exchange. Artesian Common Stock is classified as a Level 1 investment.

Common Collective Trust – This class consists of commingled funds that primarily invest in contracts issued by insurance companies and other financial institutions and seeks to preserve principal investment while earning interest income. The NAV of the common collective trust is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The common collective trust allows for daily redemption and investments in the common collective fund and does not have a participant level holding period. There are no unfunded commitments for investments in the common collective trust. The common collective trusts represent investments in the T. Rowe Price Stable Value Fund.

Note E – Distributions Payable

Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

At December 31, 2025 and 2024, there were no assets available for plan benefits for distributions to participants who requested a distribution from the Plan prior to the end of the Plan year.

Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note F – Related Party and Party in Interest Transactions

Artesian Resources Corporation and its employees are parties-in-interest to the Plan. On December 31, 2025 and December 31, 2024, the Plan's assets included $2,666,229 and $4,317,229, respectively, of Artesian Resources Corporation Class A non-voting common stock and $209,625 and $218,218, respectively, of participant notes receivable.  Empower and its affiliates serve as the Plan’s recordkeeper and trustee/custodian and, as such, administrative fees recorded of $33,461 qualify as party-in-interest transactions.  Transactions in these assets are exempt from the prohibited transaction rules.

Note G – Subsequent Events

Plan management evaluated subsequent events through the date the financial statements were available to be issued and determined that there are no subsequent events that require disclosure nor adjustments to the financial statements.

Supplemental Information

Artesian 401(k) Retirement Plan
EIN 51-0002090, Plan No. 003
Schedule H, Line 4i: Schedule of Assets Held at End of Year
December 31, 2025

(a)	(b)	(c)	(d)	(e)

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value

*	Common Stock -
	Artesian Resources Corporation	Class A Non-Voting Common Stock		$2,666,229

	T Rowe Price Stable Value	Common/Collective Trust		2,130,992

	Mutual Funds -
	American Funds American Balanced Fund R6	Mutual Funds		4,042,342
	American Century Small Cap Value Fund R6	Mutual Funds		157,981
	American Funds 2010 Target Date Retirement Fund	Mutual Funds		249,301
	American Funds 2020 Target Date Retirement Fund	Mutual Funds		37,704
	American Funds 2025 Target Date Retirement Fund	Mutual Funds		1,502,529
	American Funds 2030 Target Date Retirement Fund	Mutual Funds		559,897
	American Funds 2035 Target Date Retirement Fund	Mutual Funds		2,129,434
	American Funds 2040 Target Date Retirement Fund	Mutual Funds		729,982
	American Funds 2045 Target Date Retirement Fund	Mutual Funds		5,637,000
	American Funds 2050 Target Date Retirement Fund	Mutual Funds		929,511
	American Funds 2055 Target Date Retirement Fund	Mutual Funds		3,408,491
	American Funds 2060 Target Date Retirement Fund	Mutual Funds		288,107
	American Funds 2065 Target Date Retirement Fund	Mutual Funds		252,568
	Columbia Small Cap Growth Fund 1	Mutual Funds		1,039,102
	Driehaus Emerging Markets Growth Fund	Mutual Funds		189,055
	JP Morgan Mid Cap Growth Fund	Mutual Funds		1,959,329
	Pioneer Bond Fund K	Mutual Funds		3,121,448
	Vanguard Total International Stock Index Admiral	Mutual Funds		1,499,508
	Vanguard 500 Index Fund Admiral	Mutual Funds		13,516,797
	Vanguard Mid-Cap Index Fund Admiral	Mutual Funds		954,928
	Vanguard Small-Cap Index Fund Admiral	Mutual Funds		1,535,914
	Vanguard Short-Term Investment-Grade Bond Fund Admiral	Mutual Funds		1,298,656
	Vanguard Total Bond Market Index Admiral	Mutual Funds		1,365,514
	Allspring Special Mid Cap Value Fund	Mutual Funds		2,241,933
	Dreyfus Government Cash Management Fund	Mutual Funds		972
				48,648,003

	Pooled Separate Accounts -
	Capital Group Europacific Growth SA	Pooled Separate Accounts		3,551,683
	JP Morgan Large Cap Value 1 Fund SA	Pooled Separate Accounts		7,622,643
	JP Morgan Large Cap Growth SA	Pooled Separate Accounts		15,490,964
				26,665,290

*	Participants' Notes Receivable	Interest rates range from 4.25% to 9.5%		209,625
				$80,320,139
*	Identifies the party as a "Party in Interest" as defined by ERISA.
**	Cost information is not required for participant directed investments and is therefore not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ARTESIAN 401(k) RETIREMENT PLAN

Date: June 29, 2026	By:	/s/ Jennifer L. Finch
Jennifer L. Finch
Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of BDO USA, P.C. *

*	Filed herewith.